WAYCROSS PARTNERS, LLC

Code of Ethics

This Code of Ethics applies to (a) all Waycross Partners, LLC personnel globally, including employees, officers, active partners, members and interns, and (b) consultants, agents, temporary workers, contractors and other persons or entities acting on behalf of Waycross Partners, LLC. A copy of this Code is distributed to all employees at time of hire and on an annual basis when amendments are made. Each employee is required to sign a form acknowledging their receipt of the Code.

Waycross Partners, LLC’s Guiding Principle

Since the firm’s inception, Waycross Partners, LLC and its employees have been guided by a single overarching principal: to deliver true and outstanding value to clients while at all times maintaining the highest level of personal and professional integrity and ethical conduct. An equal and uncompromising commitment to this principal across all employees of the firm ensures Waycorss Partners, LLC’s success in maintaining the trust, confidence, and respect of clients, investors, regulators, competitors, and other participants in the world’s financial markets. By joining Waycross Partners, LLC, you have made, and must continue to make, a personal and professional commitment to follow this principal.

Adherence to Waycross Partners, LLC’s principles of ethics and integrity involves more than awareness and compliance with applicable rules and regulations set out by the firm and external regulatory organizations. This also requires that you act in line with their spirit at all times. The integrity essential to your employment at Waycross Partners, LLC includes loyalty to the firm and its clients, fair and honest treatment of fellow market participants and their clients, and respect and concern for all fellow employees.

General Guidelines

The following guidelines should be followed as you make decisions and recommend actions:

1.	Determine whether a given proposed action is legal and complies with the Code of Ethics and Compliance Manual
2.	Determine whether a given proposed action is in the best interest of the firm’s clients and in line with the principal of delivering true and outstanding value while maintaining the highest level of personal and professional integrity and ethical conduct
3.	Determine whether a given proposed action could be interpreted differently and less favorably than intended, with consideration for both today and any prospective future impact

As an employee of Waycross Partners, LLC, you are unwaveringly a representative of the firm. Activities that are unethical or improper are not tolerated, and you must avoid any conduct that creates even the appearance of impropriety. You must consider the impact of your actions on Waycross Partners, LLC’s reputation and that of your fellow employees, and direct any concerns or questions to the Compliance department. In this, you must also be vigilant regarding the activities of others if they appear to deviate from Waycross Partners, LLC’s standards or principles and promptly report any questionable practices or possible violations of applicable laws, rules and regulations, the Code of Ethics or Compliance Manual to Waycross Partners, LLC’s Chief Compliance Officer.

Employees who fail to comply with the Code of Ethics, the Compliance Manual, and other applicable laws, rules and regulations, will be subject to internal sanctions – up to and including immediate termination of employment. In addition, such failure may result in criminal, civil, and/or regulatory sanctions.

Laws Governing Waycross Partners, LLC and Your Conduct

Under Rule 204A-1 of the Investment Advisers Act of 1940, Waycross Partners, LLC is required to establish, maintain and enforce written procedures reasonably designed to prevent its employees from violating provisions of the Act with respect to personal securities trading and fiduciary obligations. The Code of Ethics (“Code”) should: (1) establish standards of business ethics; and (2) define and monitor conflicts of interest and provide for a system of compliance, including the reporting of fraudulent acts to proper persons.

Waycross Partners, LLC’s Fiduciary Duties

Waycross Partners, LLC has a fiduciary duty to its clients, which include separately managed accounts, commingled funds, and other investment vehicles. Waycross Partners, LLC is required at all times to act in the utmost good faith and best interests of its clients, and as an employee of Waycross Partners, LLC you share in the responsibility that all fiduciary obligations are met. To this end, you must conduct your activities and actions in accordance with the following standards:

•	Clients’ interests come first.
•	Avoid conflicts of interest.
•	Avoid taking advantage of your position or trust.

Personal Securities Accounts and Personal Account Trading

This Code requires access persons of Waycross Partners, LLC to submit to the CCO or his delegate a report of current securities holdings and transactions that meets the following requirements:

Content of holdings reports. Each holdings report must contain, at a minimum:

•	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;
•	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and
•	The date the access person submits the report.

Timing of holdings reports. Your access persons must each submit a holdings report:

•	No later than 10 days after the person becomes an access person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an access person.
•	At least once each 12-month period thereafter on a date you select, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Content of transaction reports.

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Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

a)	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;
b)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
c)	The price of the security at which the transaction was effected;
d)	The name of the broker, dealer or bank with or through which the transaction was effected; and
e)	The date the access person submits the report.

Timing of transaction reports.

•	Each access person must submit a transaction report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter.

Exceptions from reporting requirements. Your code of ethics need not require an access person to submit:

a)	Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;
b)	A transaction report with respect to transactions effected pursuant to an automatic investment plan;
c)	A transaction report if the report would duplicate information contained in broker trade confirmations or account statements that you hold in your records so long as you receive the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

Pre-approval of certain investments.

•	This Code requires access persons to obtain your approval before they directly or indirectly acquire beneficial ownership in any security in an initial public offering or in a limited offering. In addition, pre-approval is required for any security within the Waycross Focus Universe, which is updated and distributed to access persons on a quarterly basis.

Possible Family and Household Member Conflicts

Waycross Partners, LLC may, on occasion, manage accounts for employees, the family members or household members of Waycross Partners, LLC employees or associated persons. Providing preferential treatment to certain clients, including employees, family members and household members of employees or associated persons of Waycross Partners, LLC is prohibited.

Private Investments

Associated Persons are not permitted to engage in private securities transactions, whether or not there is compensation paid for effecting the transaction. Private securities transactions are defined as any securities transaction outside the regular course or scope of an Associated Persons association with the Firm. This prohibition does not include outside securities accounts approved by the Firm, transactions with immediate family members where the Associated Person receives no selling compensation, and personal transactions in an investment company and variable annuity securities.

Associated persons are required to affirm in the Annual Compliance Questionnaire their understanding of the prohibition against private securities transactions.

Outside Business Activities

Associated Persons are required to disclose to the Firm, in writing, all outside business activities (“OBA”), including charitable activities, in which they are engaged. After employment/association with the Firm, all Associated Persons are required to disclose, in writing, any proposed OBA prior to engaging in such activities. Additionally, on an annual basis, all Registered Representatives of the Firm are required to confirm in writing all OBA in which they are engaged.

The CCO will consider whether the proposed activity will:

•	Interfere with or otherwise compromise the Associated Person’s responsibilities to the Firm and/or Shareholders or
•	Be viewed by Shareholders or the public as part of the Firm's business based upon, among other factors, the nature of the proposed activity and the manner in which it will be offered.

The CCO will evaluate the advisability of imposing specific conditions or limitations on a Associated Person’s outside business activity, including where circumstances warrant, prohibiting the activity. The Firm will determine whether the activity properly is characterized as an outside business activity or whether it should be treated as an outside securities activity.

Associated Persons may not use the Firm’s name in any manner that could be reasonably misinterpreted to indicate a tie-in between the Firm and any outside activity of the individual. Associated Persons may not sign an agreement to obligate the Firm without the written consent of the Firm.

Gifts and Entertainment

The Firm will monitor gifts and gratuities provided to anyone relating to the Firm’s business. Gifts given to others in conjunction with Firm business are subject to limitations imposed by Firm policy.

•	Prior to giving a gift to a client or potential client the Chief Compliance Officer must be notified and provided an opportunity to review the item or items being given and the recipient or recipients receiving the gifts. The Chief Compliance Officer will determine whether or not the gift may be given.

•	Associated Persons may not solicit gifts or gratuities from Shareholders or other persons having business dealings with the Firm. Associated Persons are not permitted to accept gifts from outside vendors currently doing business with the Firm or seeking future business without the written approval of the Chief Compliance Officer. This policy does not preclude acceptance of customary business lunches or entertainment, promotional items or gifts of nominal (less than $100) value.

Gifts relating to the Firm’s business are limited to $100 per year per individual recipient. Gifts of tickets to sporting events or similar gifts where the employee does not accompany the recipient are subject to the limitations on gifts and gratuities. An employee must host entertainment to avoid entertainment being considered a “gift” subject to limitations.

The Firm will aggregate all gifts given by each associated person to a particular recipient over the course of a year. Multiple gifts to the same person are aggregated, i.e., the total of all gifts in any year firm-wide cannot exceed $100 to one person. The Firm will aggregate gifts on a calendar year basis.

Gifts and gratuities will be valued at the higher of cost or market value, exclusive of tax and delivery charges. If gifts are given to multiple recipients, the Firm will record the names of each recipient and calculate and record the value of the gift on a pro rata recipient basis.

When gifts and gratuities are presented to the Chief Compliance Officer for review, the Chief Compliance Officer will review the following:

•	That all expenses are documented with a receipt. Any item missing a receipt must be fully documented as to a description of the item, its place of purchase and a reference to determine value.
•	That the gift(s) was/were appropriate and business related.
•	The gift(s) is valued at the higher of cost or market value.
•	The aggregated total of gifts to an individual does not exceed $100 annually.
•	That a gift given to a group is documented as to the names of the persons included in that group.
•	That any gift given incidental to business entertainment is recorded as such and included in the aggregated gift total. For example, purchasing a team tee shirt for $30.00 and presenting it to the recipient while attending a sporting event is considered a gift.

The Firm will monitor business entertainment provided to anyone relating to the Firm’s business. Business entertainment expenses should reflect ordinary and usual business entertainment and should not be so frequent or so extensive as to raise any question of propriety. The Firm will aggregate entertainment expenses on a calendar year basis.

Entertainment provided to an entity or the employee of an entity who maintains a business relationship with the Firm should not be so extensive or excessive that it would cause the employee to act in a manner inconsistent with the best interests of his employer.

“Business Entertainment” is defined as entertainment in the form of any social event, hospitality event, charitable event, sporting event, entertainment event, meal, leisure activity or event of like nature or purpose, as well as any transportation and/or lodging accompanying or related to such activity or event, including such business entertainment offered in connection with an educational event or business conference, in which a person associated with the Firm accompanies and participates with the party being entertained irrespective of whether any business is conducted during, or is considered attendant to, such event.

No Business Entertainment may be offered which comprises conduct that is illegal under any applicable law or that would expose the Firm, an associate of the Firm or any recipient of the entertainment to any civil liability.

When Business Entertainment expenses are presented to the Chief Compliance Officer for review, the Chief Compliance Officer will review the following:

•	That all expenses are documented with a receipt.
•	That the entertainment and its venue were appropriate.
•	That entertainment provided to a group is documented as to the names of the persons in that group.

•	That any gift given incidental to business entertainment is recorded as such and is segregated from entertainment expense documentation. For example, purchasing a team tee shirt for $30.00 and presenting it to the recipient while attending a sporting event is considered a gift.
•	The business purpose for the entertainment.

Penalties for Violations of Waycross Partners, LLC’s Code of Ethics and Compliance Manual

If any person violates any provisions set forth in this Code of Ethics, the CCO shall impose such sanctions as he deems appropriate including, but not limited to, a letter of censure or termination of employment, censure, fines, freezing of one’s personal account or Securities in that account for a specified time frame.

A record of any violation of the Company’s Code of Ethics, and any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.